UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 4951033 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: August 14, 2013	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Leading Proxy Advisory Firms Recommend Vote in Favor of All Proposals

Leading Proxy Advisory Firms Recommend Vote in Favor of All Proposals for Teva
Pharmaceuticals’ Annual Meeting

Shareholders Reminded to Vote Promptly

Jerusalem, August 14, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that ISS Proxy Advisory Services (“ISS”) and Glass Lewis, the leading international proxy advisory services, have recommended that shareholders vote for re-election of all director nominees and in favor of all proposals at the upcoming annual meeting of shareholders to be held on Tuesday, August 27, 2013. Holders of the Company’s American Depositary Shares are reminded that in order to have their shares voted, their instructions must be received no later than August 23, 2013, at 12:00 noon, Eastern Daylight Time.

Our Board of Directors unanimously recommends that shareholders vote for re-election of all director nominees and in favor of all other proposals. (See below regarding questions about a shareholder’s personal interest in certain matters.)

ISS, the largest proxy advisory service, provides voting analysis on more than 20,000 shareholder meetings per year to mutual funds, financial institutions and hedge funds. In its analysis regarding proposal 2b (approval of 2013 bonus objectives and payout terms for the CEO), ISS stated that the “proposed bonus policy appears to be reasonably structured” and regarding proposal 3 (approval of compensation policy), that the “proposed policy appears to be in line with local market practice, and ISS is not aware of any circumstances that would call its suitability into question.”

Glass Lewis, another highly respected proxy advisory service, stated, in its analysis of Teva’s compensation policy, “Overall, the Company has provided adequate disclosure regarding its executive compensation program. We have not identified any significant issues for shareholder concern and believe that the Company has designed appropriate incentive plans that will link pay for performance going forward.”

Under Israeli law, shareholders must indicate whether or not they have a “personal interest” in the proposal in order for their votes to be counted on proposals 2a and 2b (approval of the 2012 cash bonus and 2013 bonus objectives and payout terms for the CEO) and 3 (approval of the Company’s compensation policy). A shareholder would have a personal interest if, for example, he (or his spouse, relative or any of the other persons or entities described in pages 1-2 of the Company’s proxy statement, collectively, a “related party”) is the subject of the proposal, is covered by the policy or otherwise stands to personally gain from the proposal. An interest in the proposal arising solely as a shareholder is not considered a personal interest under Israeli law.

For example, if a shareholder is the CEO (or a related party of the CEO), the shareholder would have a personal interest in proposals 2a and 2b, regarding the CEO’s bonuses. Likewise, if the shareholder is a director or executive officer (or a related party of a director or executive officer), the shareholder would have a personal interest in proposal 3, regarding the Company’s compensation policy. Since the vast majority of the Company’s shareholders are not executive officers, directors or other office holders or related parties of such persons, the Company expects that the vast majority of shareholders do not have a personal interest in proposals 2(a), 2(b) and 3 and accordingly would vote NO where asked whether they have a personal interest in such proposal.

The Company encourages all shareholders to vote their shares promptly by phone, Internet, or by mailing their voting instruction card. Shareholders who need assistance or have questions should call the Company’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500. Voting instruction cards and the proxy statement can also be obtained by contacting MacKenzie.

About Teva

Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

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IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215) 591-3033
	Tomer Amitai	Israel	972 (3) 926-7656
PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974